FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Terra Nova Gold Corp.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Nova Gold Corp.
        Registrant

Dated: June 6, 2005   By: /s/Harvey Keats/s/, President

TERRA NOVA GOLD CORP.

TSX Venture Exchange Symbol: TGC
Frankfurt Stock Exchange Symbol: GLT
June 6, 2005

INITIAL RESULTS FROM SAN DIEGO PROJECT

VANCOUVER (June 6, 2005) - Harvey Keats, President of Terra Nova Gold Corp. announces that assay results from the first four NQ holes drilled at the San Diego Project in Michoacan, Mexico have been received. All samples have been assayed for copper, molybdenum, gold and zinc. There are no grades of economic significance in the four holes. Molybdenum grades in two of the holes would be of interest as a by-product credit in an economic porphyry copper deposit, but not on their own.

The fifth hole is in progress, the sixth hole has been completed, and one of the rigs is in the process of moving to the seventh hole. At the completion of the fifth and seventh holes, two additional holes will be drilled to continue testing different parts of the porphyry system.

The main porphyry phase encountered in the four holes is a granodiorite porphyry which has been systematically intruded by a quartz diorite porphyry. Both of these phases have been intruded by a series of younger diorite or diabase dikes. The alteration phase is principally potassic with significant secondary biotite and locally, quartz veinlets. Three holes also intersected several intervals of schist and gneiss that host the intrusive rocks. Mineralization occurs mostly as pyrite and trace amounts of chalcopyrite and molybdenite over large areas. Secondary chalcocite was intersected over 21.0 metres (31.7 metres - 56.7 metres) in SD-05-01 but there is no significant supergene enrichment.

SD-05-01 (Zone 14N: UTM: 277885E; 2119177N; Elevation: 993m; Dip:-750; Azimuth: 1800; Depth: 325.05m)

Copper grades are generally less than 1,000 ppm with occasional grades greater than 1,000 ppm and a maximum of 2,310 ppm over 0.7 metres from 27.3 metres to 28.0 metres. Molybdenum assays are all less than 100 ppm.

SD-05-02 (Zone 14N: UTM: 278265E; 2118330N; Elevation: 725m; Dip:-450; Azimuth: 1800; Depth: 602.25m)

Copper grades are generally less than 1,000 ppm with occasional grades greater than 1,000 ppm and a maximum of 1,445 ppm over 2.70 metres from 331.3 metres to 334.0 metres. There are several intervals with molybdenum grades greater than 100 ppm including 183 ppm over 68.5 metres from 64.0 metres to 132.5 metres and 138 ppm over 105.4 metres from 488.9 metres to 594.3 metres. Maximum molybdenum grades in the two intervals are 471 ppm over 2.50 metres from 92.5 metres to 95.0 metres and 495 ppm over 2.50 metres from 574.3 metres to 576.8 metres.

SD-05-03 (Zone 14N: UTM: 278208E; 2118530N; Elevation: 705m; Dip:-600; Azimuth: 3600; Depth: 267.95m)

Copper grades are generally less than 1,000 ppm with occasional grades greater than 1,000 ppm. The best intersection is 2,080 ppm over 8.4 metres from 106.1 metres to 114.50 metres including 6,440 ppm over 0.4 metres from 106.1 metres to 106.5 metres. Molybdenum grades are almost all less than 100 ppm.

SD-05-04 (Zone 14N: UTM: 277850E; 2118450N; Elevation: 803m; Dip:-650; Azimuth: 1800; Depth: 378.8m)

Copper grades are generally less than 1,000 ppm with occasional grades greater than 1,000 ppm and a maximum of 1,520 ppm over 2.50 metres from 123.0 metres to 124.5 metres. Molybdenum grades are generally less than 100 ppm with occasional grades greater than 100 ppm with a maximum of 511 ppm over 2.5 metres from 165.0 metres to 167.5 metres. The best intersection is 195 ppm over 30.9 metres from 107.1 metres to 138.0 metres.

Drill core is split with a mechanical splitter. The bagged samples are delivered to the ALS Chemex sample preparation lab in Guadalajara, Mexico where they are crushed to 70% passing -2mm, split with a riffle splitter and pulverized to 85% passing 75 microns. The pulps are sent to the ALS Chemex lab in Vancouver, BC where base metal values are determined by aqua regia digestion and 34 element ICPAES analysis. Gold values are determined by fire assay with an AAS finish on a 30 gm sample weight.

The Company has the option to earn a 50% interest in the San Diego Property from Noranda Exploracion Mexico, S.A. de C.V., by incurring a total of CDN$15,000,000 on exploration and related work on or before May 31, 2009. The 2005 program is being carried out by San Diego Project operator Noranda Exploracion Mexico, S.A. de C.V.

Kerry Sparkes, Director of the Company, is the designated Qualified Person responsible for the technical information in this news release.

On behalf of the Board of Directors,
TERRA NOVA GOLD CORP.

“Harvey Keats”
President

TERRA NOVA GOLD CORP.
3rd Floor, 157 Alexander Street, Vancouver, B.C. Canada V6A 1B8
Tel: (604) 684-0561 ? Fax: (604) 602-9311 ? Toll Free: 1-800-565-5336
Web: www.terranovagold.com ? E-Mail: terranova@bed-rock.com

The TSX Venture Exchange does not accept the responsibility for the adequacy or accuracy of this release.